Exhibit 99.2

Special Meeting of Shareholders

Tuesday, March 24, 2020

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

BUSINESS OF THE MEETING

Plan of Arrangement

According to proxies received and a vote at the special meeting, shareholders of Golden Queen Mining Consolidated Ltd. (“Golden Queen”) present in person or represented by proxy at the special meeting of shareholders approved the plan of arrangement pursuant to section 288 of the Business Corporations Act (British Columbia) involving Golden Queen, Falco Resources Ltd. and Golden Queen’s shareholders. The results of the vote are set out below:

For the Motion: 6,011,958 (99.64%)

Against:               21,954 (0.36%)

Dated at Vancouver, British Columbia, March 24, 2020

GOLDEN QUEEN MINING CONSOLIDATED LTD.